Exhibit 3.6

CERTIFICATE OF AMENDMENT TO

CERTIFICATE OF INCORPORATION

OF

REX ENERGY CORPORATION

Rex Energy Corporation, a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), does hereby certify as follows:

ONE: That, in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware (the “DGCL”), the Board of Directors of the Corporation duly adopted resolutions setting forth a proposed amendment to the Certificate of Incorporation of the Corporation, as amended by that Certificate of Amendment to Certificate of Incorporation (as amended, the “Certificate of Incorporation”) and declared the amendment advisable and in the best interest of the Corporation.

TWO: That, pursuant to resolution of the Board of Directors of the Corporation, an annual meeting of the stockholders of the Corporation was duly called and held upon notice in accordance with Section 222 of the DGCL at which meeting the holders of a majority of all of the outstanding shares of common stock of the Corporation voted in favor of the amendment.

THREE: That the first sentence of Paragraph A of Article IV of the Certificate of Incorporation is hereby amended to read in its entirety as follows:

“The Corporation shall be authorized to issue 200,100,000 shares of Capital Stock, of which (i) 200,000,000 shares shall be common stock, par value $.001 per share (the “Common Stock”), and (ii) 100,000 shares shall be preferred stock, par value $.001 per share (the “Preferred Stock”).”

FOUR: That the aforesaid amendment shall be effective on its filing with the Secretary of State of the State of Delaware.

IN WITNESS WHEREOF, the Corporation has caused this certificate to be signed by a duly authorized officer this 2nd day of June, 2016.

REX ENERGY CORPORATION

By:	/s/ Curtis J. Walker
Curtis J. Walker Chief Accounting Officer